UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

87927W10

(CUSIP Number)

July 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	D Rule 13d-1(b)

☒	D Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 6
13G
CUSIP No. 87927W10

1.	Name of reporting person TELEFÓNICA, S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization THE KINGDOM OF SPAIN
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 871,923,871 Ordinary Shares
	6.	Shared voting power None
	7.	Sole dispositive power 871,923,871 Ordinary Shares
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person 871,923,871 Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.74%
12.	Type of reporting person (see instructions) CO

Schedule 13G	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Telecom Italia S.p.A., also known as TIM S.p.A. (the “Issuer”).

(b)	Address of the Issuer’s Principal Executive Offices:

Via Gaetano Negri 1, 20123 Milan, Italy

Item 2.

(a)	Name of Person Filing:

TELEFÓNICA, S.A.

(b)	Address of Principal Business Office:

Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain

(c)	Citizenship:

The Kingdom of Spain

(d)	Title and Class of Securities:

Ordinary Shares (“Ordinary Shares”).

(e)	CUSIP Number:

87927W10

Item 3.

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

Telefónica, S.A. (“Telefónica”) beneficially owns 871,923,871 Ordinary Shares by virtue of the derivatives transactions described below, which shares it holds directly.

As previously disclosed in Telefónica’s Schedule 13D in respect of the Ordinary Shares, as filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2007 and as subsequently amended (the “Prior Schedule 13D”), on July 24, 2014, Telefónica issued €750,000,000 6.00% mandatory exchangeable bonds due July 24, 2017 (the “Exchangeable Bonds”), which bonds are exchangeable into Ordinary Shares of the Issuer. Further, as previously disclosed in the Prior Schedule 13D, in connection with the issuance, Telefónica entered into several hedging instruments (the “Derivative Transactions”) to allow Telefónica to purchase the Ordinary Shares that are necessary to meet its exchange obligations under the Exchangeable Bonds.

Under the Derivatives Transactions, subject to the satisfaction of certain conditions provided therein, Telefónica had the right to repurchase on July 24, 2017 a minimum of 726,744,186 Ordinary Shares and a maximum of 872,093,023 Ordinary Shares. The actual number of Ordinary Shares to be acquired under the Derivatives Transactions was determined on 40 valuation dates within a 40 trading day trading period that ended on July 17, 2017 (each such date, a “Valuation Date”).

Schedule 13G	Page 4 of 6

As a result of the Valuation Dates up to and including July 10, 2017, as of July 10, 2017 Telefónica had the right to acquire, subject to the satisfaction of certain conditions provided in the Derivatives Transactions, Ordinary Shares in excess of 5.0% of the Ordinary Shares. As of the date of this filing, Telefónica has the right to acquire, subject to the satisfaction of certain conditions provided in the Derivatives Transactions, 871,923,871 Ordinary Shares, representing 5.74% of the Ordinary Shares. Subject to the satisfaction of the conditions of the Derivatives Transactions, Telefónica expects to acquire such Ordinary Shares on July 24, 2017. Upon the acquisition of such Ordinary Shares, Telefónica will exchange all of such Ordinary Shares for the Exchangeable Bonds on July 24, 2017, in accordance with the terms and conditions thereof.

The percentage of Ordinary Shares beneficially owned by Telefónica is based on a total of 15,203,122,583 Ordinary Shares of the Issuer outstanding as of March 31, 2017, as reported in the Issuer’s Interim Management Report at March 31, 2017 contained in the Current Report on Form 6-K furnished to the SEC on May 22, 2017.

(b)	Percent of class:

See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 5 of the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 5 of the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 5 of the cover page hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Schedule 13G	Page 5 of 6

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary to the Board of Directors